Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form F-3 (333-254137 and 333-254137-001) and in the Registration Statement on Form S-8 (No. 333-262396) of Shell plc (formerly known as Royal Dutch Shell plc) of our reports dated March 9, 2022, with respect to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting of Shell plc, included in the Form 20-F for the year ended December 31, 2021.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 9, 2022

ADDITIONAL INFORMATION SHELL FORM 20-F 2021	1